

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Dongfeng Wang
Chief Executive Officer
Prime Number Acquisition I Corp.
1129 Northern Blvd., Suite 404
Manhasset, NY 11030

> **Re:** **Prime Number Acquisition I Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 14, 2023**
> **File No. 001-41394**

Dear Dongfeng Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila E. Zhou, Esq.